Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No’s. 333-199649 and 333-201680) of our report, dated July 22, 2014, except for the last two paragraphs of Note 1, as to which the date is September 5, 2014, and except for the retrospective adjustment discussed in paragraphs two and three in the basis of presentation section of Note 1, as to which the date is March 27, 2015, relating to our audits of the consolidated financial statements of Fifth Street Asset Management Inc. (Successor to Fifth Street Management Group) as of December 31, 2013 and for each of the two years in the period ended December 31, 2013, included in the Annual Report on Form 10-K of Fifth Street Asset Management Inc. for the year ended December 31, 2014.

/s/ CohnReznick LLP

Roseland, New Jersey
March 27, 2015